United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

36Kr Holdings Inc.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

G8828K 101
(CUSIP Number)

Tel: +86 10 5825-4188

5-6/F, Tower A1, Junhao Central Park Plaza

No. 10 South Chaoyang Park Avenue

Chaoyang District, Beijing, People’s Republic of China, 100026
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8828K 101	13D

1		Names of Reporting Persons Dagang Feng
2	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 255,907,912(1)
	8	Shared Voting Power 58,749,000(2)
	9	Sole Dispositive Power 255,907,912(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 314,656,912
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 30.6%(3)
14		Type of Reporting Person IN

(1) Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Lording Global Limited and ultimately controlled by The Lording Trust. The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited; (iii) 25,623,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after December 31, 2021, and (iv) 6,070,880 ADSs representing 151,772,000 Class A ordinary shares held by Qianren LP, a limited partnership registered under the laws of the British Virgin Islands in which Palopo Holding Limited is the sole general partner. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

(2) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(3) Based on 1,029,053,357 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 907,346,745 Class A ordinary shares outstanding as of December 31, 2021, (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2021, and (iii) 25,623,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after December 31, 2021.

CUSIP No. G8828K 101	13D

1		Names of Reporting Persons Palopo Holding Limited
2	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 230,284,000(1)
	8	Shared Voting Power 58,749,000(2)
	9	Sole Dispositive Power 230,284,000(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 289,033,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 28.8%(3)
14		Type of Reporting Person CO

(1) Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited, and (iii) 6,070,880 ADSs representing 151,772,000 Class A ordinary shares held by Qianren LP, a limited partnership registered under the laws of the British Virgin Islands in which Palopo Holding Limited is the sole general partner. Each Class B ordinary share is entitled to 25 votes and each Class A ordinary share is entitled to one vote.

(2) Represents (i) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands wholly owned by Chengcheng Liu; and (ii) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited.

Palopo Holding Limited entered into an acting-in-concert agreement with 36Kr Heros Holding Limited in September 2019, pursuant to which the parties agreed to vote on the matters that require action in concert, with respect to all shares held by the parties, and if the parties thereof are unable to reach a unanimous consensus in relation to the matters requiring action in concert, a decision made by Palopo Holding Limited will be deemed a decision unanimously passed by the parties and will be binding on the parties.

(3) Based on 1,003,429,445 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 907,346,745 Class A ordinary shares outstanding as of December 31, 2021 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2021.

CUSIP No. G8828K 101	13D

1		Names of Reporting Persons Qianren LP
2	Check the Appropriate Box if a Member of a Group Not Applicable	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) WC
5		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 151,772,000(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 151,772,000(1)
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 151,772,000
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13		Percent of Class Represented by Amount in Row (11) 15.1%(2)
14		Type of Reporting Person PN

(1) Represents 151,772,000 Class A ordinary shares held by Qianren LP, a limited partnership registered under the laws of the British Virgin Islands in which Palopo Holding Limited is the sole general partner. Each Class A ordinary share is entitled to one vote.

(2) Based on 1,003,429,445 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 907,346,745 Class A ordinary shares outstanding as of December 31, 2021 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2021.

CUSIP No. G8828K 101	13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares of the Issuer, par value US$0.0001 per share. (the “Class A ordinary shares”) of 36Kr Holdings Inc. (the “Issuer”), whose principal executive offices are located at 5-6/F, Tower A1, Junhao Central Park Plaza, No. 10 South Chaoyang Park Avenue Chaoyang District, Beijing, the People’s Republic of China.

The Class A ordinary shares are also represented by American Depositary Shares (“ADS”) evidenced by American Depositary Receipts. Each ADS represents 25 Class A ordinary shares.

Item 2.	Identity and Background.

(a)	This Statement is being filed by:

(i)	Feng Dagang, a citizen of the People’s Republic of China;

(ii)	Palopo Holding Limited, a limited liability company incorporated under the laws of the British Virgin Islands;

(iii)	Qianren LP, a limited partnership registered under the laws of the British Virgin Islands,

together, the “Reporting Persons”.

(b)	Address of principal business office or, if none, residence of the Reporting Persons:

(i)	Feng Dagang

No. 19 Shangdi Xinxi Road

Haidian District, Beijing

People’s Republic of China

(ii)	Palopo Holding Limited

Craigmuir Chambers

Road Town, Tortola

VG 1110

British Virgin Islands

(iii)	Qianren LP

Ritter House, Wickhams Cay II

Road Town,Tortola

VG1110

British Virgin Islands

(c)	Present principal occupation or employment, principal business, address and citizenship of the Reporting Persons and their related persons:

(i)	Feng Dagang is (i) the chief executive officer, co-chairman of the board of directors of the Issuer; and (ii) the sole director of Palopo Holding Limited.

(ii)	The principal business of Palopo Holding Limited is the management of Qianren LP and investment holding. Its sole director is Feng Dagang and its sole shareholder is Lording Global Limited, which is ultimately controlled by The Lording Trust.

Lording Global Limited is an investment holding company incorporated under the laws of the British Virgin Islands whose registered address is at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands. The sole director of Lording Global Limited is S.B. Vanwall Ltd, a company incorporated under the laws of the British Virgin Islands whose registered address at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands, and whose principal business is provision of corporate services. The sole shareholder of Lording Global Limited is TMF (Cayman) Ltd., a company incorporated under the laws of the Cayman Islands whose registered address is at 2/F, The Grand Pavilion Commercial Centre, 802 West Bay Road, KY1-1003, Grand Cayman, Cayman Island, and whose principal business is provision of corporate services.

CUSIP No. 686688102	13D

The Lording Trust is a trust established under the laws of the Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Dagang Feng is the settlor of the trust, and Dagang Feng and his family members are the trust’s beneficiaries.

(iii)	The principal business of Qianren LP is investment holding. The sole general partner of Qianren LP is Palopo Holding Limited.

(d)	None of the Reporting Persons and the persons referred to in paragraph (c) above has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)	None of the Reporting Persons and the persons referred to in paragraph (c) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 4 of this Statement is incorporated by reference into this Item 3.

The consideration for the Purchased Securities (as defined below) was funded from the capital contributions from the limited partners of Qianren LP.

Item 4.	Purpose of Transaction.

On March 10, 2022, Qianren LP (the “Purchaser”) entered into a stock purchase agreement (the “Share Purchase Agreement”) with API (Hong Kong) Investment Limited (the “Seller”), pursuant to which, the Seller agreed to sell and the Purchaser agreed to purchase an aggregate of 6,070,880 ADSs representing 151,772,000 Class A ordinary shares of the Issuer (the “Purchased Securities”). Under the terms of the Share Purchase Agreement, the closing of the purchase and sale of the Purchased Securities contemplated thereunder shall take place within three (3) business days of the date on which the Seller has been advised by the Issuer’s stock transfer agent, to the extent needed for execution of the transactions contemplated herein, that the certificates representing the Purchased Securities are available for delivery to the Purchaser, unless another date is agreed to by the Purchaser and the Seller. The closing of the purchase and sale of the Purchased Securities contemplated thereunder took place on March 10, 2022.

The Reporting Person acquired the Purchased Securities for investment purposes and it will review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other current and future developments. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In connection with such considerations or activity, the Reporting Person may use third-party advisers, consultants or agents (each an “Adviser”) to assist it and may engage, directly or indirectly, in discussions or negotiations, or pursue agreements with other parties regarding the securities then held and such other matters as it considers relevant to making its determinations. In addition, the Reporting Person, its designees to the Issuer’s board or directors or its Advisers may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of securities, assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 686688102	13D

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D.

References to the Share Purchase Agreement in this Statement are qualified in their entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 2 hereto and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following information with respect to the ownership of the Class A ordinary shares by each of the Reporting Persons is provided as of March 10, 2022:

							Shared
						Sole power to	power to
					Shared	dispose or to	dispose or to	Percent of
	Amount			Sole power to	power to vote	direct the	direct the	aggregate
	beneficially	Percent of		vote or direct	or to direct	disposition	disposition	voting
Reporting Person	owned:	class:		the vote:	the vote:	of:	of:	power:
Dagang Feng	314,656,912	30.6	%(1)	255,907,912	58,749,000	255,907,912	0	78.6	%(3)

Palopo Holding Limited	289,033,000	28.8	%(2)	230,284,000	58,749,000	230,284,000	0	78.4	%(4)

Qianren LP	151,772,000	15.1	%(2)	151,772,000	0	151,772,000	0	4.6	%(5)

(1)           Based on 1,029,053,357 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 907,346,745 Class A ordinary shares outstanding as of December 31, 2021, (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2021, and (iii) 25,623,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after December 31, 2021.

(2)           Based on 1,003,429,445 issued and outstanding ordinary shares of the Issuer as a single class, being the sum of (i) 907,346,745 Class A ordinary shares outstanding as of December 31, 2021 and (ii) 96,082,700 Class B ordinary shares outstanding as of December 31, 2021.

(3)           Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited; (iii) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited; (iv) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited; (v) 6,070,880 ADSs representing 151,772,000 Class A ordinary shares held by Qianren LP and (vi) 25,623,912 Class A ordinary shares underlying share options held by Dagang Feng that are exercisable within 60 days after December 31, 2021. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(4)           Represents (i) 23,553,600 Class A ordinary shares held by Palopo Holding Limited; (ii) 54,958,400 Class B ordinary shares held by Palopo Holding Limited; (iii) 17,624,700 Class A ordinary shares held by 36Kr Heros Holding Limited; and (iv) 41,124,300 Class B ordinary shares held by 36Kr Heros Holding Limited, and (v) 6,070,880 ADSs representing 151,772,000 Class A ordinary shares held by Qianren LP. Each Class A ordinary share is entitled to one vote; and each Class B ordinary share is entitled to 25 votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(5)           Represents 6,070,880 ADSs representing 151,772,000 Class A ordinary shares held by Qianren LP. Each Class A ordinary share is entitled to one vote. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(c)           Except as described in Item 4, during the past 60 days neither the Reporting Person nor any of the Related Persons has effected any transactions in the Class A ordinary shares.

CUSIP No. 686688102	13D

(d)            To the best knowledge of the Reporting Persons, no person (other than the Reporting Persons and its shareholders or partners) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased Securities.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

Except as set forth in the Statement, neither the Reporting Person nor the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements puts or calls guarantees of profits division of profits or losses or the giving or withholding of proxies arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated as of March 11, 2022, by and between Dagang Feng, Palopo Holding Limited and Qianren LP.
2	Share Purchase Agreement, dated as of March 10, 2022, by and between API (Hong Kong) Investment Limited and Qianren LP.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2022
Dagang Feng
	By:	/s/ Dagang Feng
	Name:	Dagang Feng

Palopo Holding Limited
	By:	/s/ Dagang Feng
	Name:	Dagang Feng
	Title:	Director

Qianren LP
	By:	Palopo Holding Limited, as its general partner
	By:	/s/ Dagang Feng
	Name:	Dagang Feng
	Title:	Director